UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Twin River Worldwide Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

90171 V204

(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 24, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 13,083,391
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,083,391

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,083,391
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 31.9%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 13,083,391
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,083,391

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,083,391
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 31.9%
14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (the “Amendment”) relates to Common Stock, par value $0.01 per share (“Common Stock”), of Twin River Worldwide Holdings, Inc., a Delaware corporation (the “Issuer” or the “Company”). This Amendment is being filed to amend the Schedule 13D that was originally filed on March 29, 2019 (as amended, the “Schedule 13D”). Unless otherwise indicated in this Amendment, all capitalized terms have the meanings indicated to them in the Schedule 13D.

This Amendment is being filed to amend and supplement Items 4, 5, 6 and 7 of the Schedule 13D as set forth below.

Item 4. Purpose of Transaction

The information contained in Item 6 is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-13 of the cover pages and Item 2 above.

(c) The Reporting Persons did not engage in any transactions in the Common Stock of the Issuer during the sixty day period prior to the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 24, 2019, Standard RI Ltd. (“Standard RI”) for which Standard General serves as investment manager, executed an Undertaking (the “Undertaking”) in favor of the Issuer pursuant to which Standard RI made certain representations in respect to the Issuer’s modified Dutch auction self-tender offer for up to $75 million of shares of its common stock. Standard RI informed the Issuer that it has not determined as of the date of the offer whether or not to tender any of its shares. However, to provide greater transparency and provide other shareholders greater influence in determining the ultimate purchase price (if Standard RI elects to participate), Standard RI has informed the Issuer that it will notify the Issuer whether or not Standard RI intends to tender shares into the offer no later than six business days prior to the expiration time of the offer and, if it elects to participate in the offer, to tender such shares into the offer without specifying a price within the per share price range.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Undertaking dated June 24, 2019, incorporated by reference to Exhibit (d)(1) to the Tender Offer Statement filed by the Issuer with the Securities and Exchange Commission on June 25, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                          June 26, 2019

STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim